EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Whitcomb Investments, Inc., a Massachusetts corporation
Forrester Middle East FZ-LLC, a Dubai, United Arab Emirates limited liability company
Forrester Research, B.V., a Dutch corporation.
Forrester Research Limited, a United Kingdom corporation
Forrester Research KK, a Japanese corporation
Forrester Research Australia Pty. Ltd., an Australian corporation
Forrester Research (Canada) Inc., a New Brunswick, Canada corporation
Forrester Research GmbH & Co. KG, a German partnership
Forrester Verwaltungs GmbH, a German corporation
Forrester Beteiligungs GmbH, a German corporation
Forrester Research GmbH, a Swiss corporation
Forrester Research India Private Limited, an Indian corporation
Forrester Research Israel Limited, an Israeli corporation
Forrester Research SAS, a French corporation
Forrester Research S.r.l., an Italian corporation